UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 25, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED PROVIDES FURTHER UPDATE ON COVID-19 CASES AT MPONENG MINE**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

AngloGold Ashanti provides further update on COVID-19 cases at Mponeng Mine

25 May, Johannesburg - AngloGold Ashanti advises that, following the announcement made on 24 May 2020, the full processing of tests from the COVID-19 testing initiative at its Mponeng Mine is now complete, with 651 tests completed and processed, yielding 196 positive cases.

In the vast majority of these cases, the individuals were asymptomatic, with the balance showing very mild symptoms. The initiative was undertaken following the detection of a positive COVID-19 case at the mine last week, after which a comprehensive screening, contact tracing and testing programme was embarked upon. All positive cases continue to be isolated in line with national health protocols, with on-site isolation facilities available for those who may need them.

Operations at Mponeng Mine continue to be voluntarily suspended to enable contact tracing, further engagement with all relevant stakeholders, and deep cleaning and sanitisation of workplaces and key infrastructure.

The Department of Health, Department of Mineral Resources and Energy, regional health authorities and labour unions continue to be fully engaged in the process. The management of the mine and its medical team are working closely with the regional health authorities in our joint efforts to slow the rate of infection and to protect those who may be most vulnerable.

Mponeng's COVID-19 risk management plans and protocols remain in place and include:
o   appropriate screening of staff arriving at work;
o   social distancing measures;
o   a cleaning schedule for designated infrastructure;
o   hand-sanitising facilities at the appropriate locations on site, and
o   availability of Personal Protective Equipment for employees, including gloves and face masks.

While the Company is well-placed to detect infections and to manage the social and medical responses required, it recognises that it needs to continue to play a proactive role in the community in which it is located. To this end, AngloGold Ashanti continues to support a range of initiatives to provide resources for healthcare providers and communities. This includes making two hospitals available to the health departments in the North West and Gauteng provinces for public use; a partnership to provide bulk sanitiser to state hospitals; providing handwashing stations in high traffic areas and major taxi ranks in Gauteng; distributing care parcels to vulnerable members of its host communities; procuring ICU beds; and contributing R20 million to South Africa's Solidarity Response Fund.

Ends

<u>Sponsor</u>
The Standard Bank of South Africa Limited

<u>CONTACTS</u>

<u>Media</u>

Stewart Bailey +27 11 637 6031/+27 81 032 2563
sbailey@anglogoldashanti.com

Chris Nthite +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com

General inquiries
media@anglogoldashanti.com

<u>Investors</u>

Sabrina Brockman +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com

Yatish Chowthee +27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Non-GAAP financial measures
This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 25, 2020

By: <u>/s/ M E SANZ PEREZ</u>

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance